FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a — 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of October 2003

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated October 29, 2003, announcing that AGCO Corporation has selected Connexstar Service by Registrant’s subsidiary, Spacenet Inc., to provide AGCO with a broadband satellite network.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Yoav Leibovitch —————————————— Yoav Leibovtch Chief Financial Officer

Dated: October 29, 2003

Oct 29, 2003

AGCO Corporation selects Connexstar Service by Gilat’s Subsidiary Spacenet For Broadband Satellite Network For North American Dealer network
World’s third-largest agricultural equipment dealer uses Connexstar 500 service for Internet access and IP-based corporate applications

Petah Tikva, Israel, October 29, 2003 — Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that AGCO Corporation has chosen Spacenet’s Connexstar service to provide Internet access and networking services to up to 1,500 AGCO sites in North America. Under the terms of AGCO’s agreement with Connexstar channel partner Business Information Technology (BIT), deployment of Spacenet’s Connexstar 500 VSAT networking service began at AGCO’s dealer locations in April.

The Connexstar service enables AGCO to provide its dealers with a wide range of advanced broadband applications. These include instant access to equipment order, sales and advertising information; parts book and service information; online ordering functionality and other e-business tools.

“When we developed an advanced online application suite for our dealers, we knew that broadband connectivity was a critical piece of the project,” said John Hoffmann, Manager of NA Dealer Support Services. “Because our dealers are located in every corner of North America, fast, reliable broadband access that’s available virtually anywhere is critical for us – and that’s what Spacenet’s Connexstar delivers. AGCO evaluated a number of options for our dealer connectivity solution, and the Connexstar solution offered by BIT was the standout in terms of not only performance and reliability, but in its total value proposition as well.”

Spacenet Vice President of Sales and Marketing David Shiff said, “Companies are increasingly relying on broadband connectivity to support their enterprise networking requirements. Connexstar service has proven to be an excellent solution for a wide variety of web-based and other IP applications. AGCO’s choice of Connexstar reflects the service’s combination of outstanding performance and favorable economics.”

Background on Spacenet’s Connexstar service
Connexstar provides commercial-grade, always-on broadband connectivity to multi-site enterprises of any size, anywhere in the continental United States. The service supports a wide range of business applications, including high-speed credit authorization, in-store licensed music, distance learning, content multicasting and secure private networking services all through a single, compact, remote access device incorporating advanced networking and routing functionality.

About Spacenet
Spacenet Inc. provides two-way satellite-based broadband networking solutions throughout North America under the Connexstar brand. Spacenet offers connectivity, provisioning, operations and maintenance services to enterprise and government customers, including some of the largest satellite-based networks in the world. Spacenet is based in McLean, Virginia, and is a wholly owned subsidiary of Gilat Satellite Networks, Ltd. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology — with more than 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner with SES GLOBAL, and Alcatel Space and SkyBridge LP, subsidiaries of Alcatel, in SATLYNX, a provider of two-way satellite broadband services in Europe. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Inquiries:
Tim Perrott
Tel: +1703-848-1515

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com

Spacenet Media Contact
Fritz Stolzenbach
Director, Marketing
+17038481515
fritz.stolzenbach@spacenet.com